UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Announces Results for the First Quarter of 2026

GUADALAJARA, Mexico, April 20, 2026 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reports its consolidated results for the first quarter ended March 31, 2026 (1Q26). Figures are unaudited and prepared following International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The results reported herein do not reflect the pending business combination approved at the Extraordinary General Shareholders’ Meeting held on December 11, 2025, which contemplates the integration of the Cross Border Xpress (“CBX”) and the internalization of the technical assistance services provided by AMP. Definitive transaction agreements have not yet been executed, and consummation remains subject to customary closing conditions.

Summary of Results 1Q26 vs. 1Q25

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 380.9 million, or 4.5%. Total revenues increased by Ps. 314.4 million, or 2.8%.
  Cost of services increased by Ps. 94.5 million, or 6.5%.
  Income from operations increased by Ps. 359.7 million, or 7.7%.
  EBITDA increased by Ps. 360.0 million, or 6.4%, an increase from Ps. 5,628.8 million in 1Q25 to Ps. 5,988.8 million in 1Q26. EBITDA margin (excluding the effects of IFRIC-12) went from 67.1% in 1Q25 to 68.3% in 1Q26.
  Comprehensive income increased by Ps. 551.4 million, or 19.6%, from an income of Ps. 2,814.4 million in 1Q25 to an income of Ps. 3,365.8 million in 1Q26.

Company’s Financial Position:

During 1Q26, total aeronautical revenues increased compared to 1Q25, primarily driven by the airports in Mexico. This growth was partially offset by lower passenger traffic in Jamaica, where the impact of Hurricane Melissa in 4Q25 continued to weigh on the recovery of hotel capacity along the tourist corridor between Negril and Ocho Ríos; as a result, passenger traffic has not yet fully recovered.

In Mexico, security-related events in the state of Jalisco during February 2026 led to temporary disruptions in mobility and affected travel demand to certain destinations. In this context, Guadalajara and Puerto Vallarta airports presented passenger traffic decreases in March 2026 compared to March 2025.

In 1Q26, GAP issued bond certificates for a total amount of Ps.10,718.0 million under the ticker symbols “GAP 26” and “GAP 26-2,” for Ps.2,767.0 million and Ps.7,951.0 million, respectively. Proceeds will be used to acquire a 25% stake in CBX, as well as to finance capital expenditures in line with the 2025–2029 Master Development Program.

Additionally, the Company refinanced its existing loans with Scotiabank and BBVA for USD$95.5 million each through new financing with The Bank of Nova Scotia and BBVA, respectively. The Company also repaid bond certificates for a total amount of Ps.1,120.0 million (ticker symbol “GAP 23L”) using proceeds from a new bank loan with Scotiabank for the same amount.

As of March 31, 2026, the Company reported a cash and cash equivalents position of Ps.23,185.1 million.

Passenger Traffic

During 1Q26, the 14 airports operated by GAP recorded a decrease of 902.1 thousand total passengers, representing a 5.5% decrease compared to 1Q25.

During this period, the following new routes were inaugurated:

Domestic

Airline	Departure	Arrival	Opening date	Frequencies
Volaris	Guadalajara	Mazatlan	March 29, 2026	3 weekly
Aerus	Morelia	Santa Lucia	March 30, 2026	5 weekly
Aerus	Morelia	Uruapan	March 30, 2026	5 weekly

Note: Frequencies can vary without prior notice.

International
Airline	Departure	Arrival	Opening date	Frequencies
Southwest	Puerto Vallarta	San Diego	March 5, 2026	1 daily
Southwest	Los Cabos	Indianapolis	March 7, 2026	1 weekly
Southwest	Montego Bay	Nashville	March 7, 2026	1 weekly
Southwest	Puerto Vallarta	St. Louis	March 21, 2026	1 weekly

Note: Frequencies can vary without prior notice.

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	1Q25	1Q26	Change
Guadalajara	3,021.1	3,035.6	0.5%
Tijuana*	2,057.5	1,968.5	(4.3%)
Los Cabos	668.9	628.3	(6.1%)
Puerto Vallarta	653.6	644.8	(1.4%)
Montego Bay	0.0	0.0	N/A
Guanajuato	515.5	510.8	(0.9%)
Hermosillo	508.7	480.6	(5.5%)
Kingston	0.1	0.7	821.1%
Morelia	186.1	192.8	3.6%
La Paz	280.6	313.8	11.8%
Mexicali	293.1	257.7	(12.1%)
Aguascalientes	151.8	138.9	(8.5%)
Los Mochis	165.0	163.3	(1.1%)
Manzanillo	34.8	32.7	(5.9%)
Total	8,536.9	8,368.5	(2.0%)

International Terminal Passengers – 14 airports (in thousands):
Airport	1Q25	1Q26	Change
Guadalajara	1,507.0	1,492.1	(1.0%)
Tijuana*	1,014.9	897.6	(11.6%)
Los Cabos	1,382.9	1,372.7	(0.7%)
Puerto Vallarta	1,472.5	1,278.9	(13.1%)
Montego Bay	1,338.9	917.4	(31.5%)
Guanajuato	263.1	257.8	(2.0%)
Hermosillo	20.9	22.0	4.9%
Kingston	428.0	414.8	(3.1%)
Morelia	174.2	215.6	23.7%
La Paz	8.7	12.6	44.5%
Mexicali	1.8	1.8	3.2%
Aguascalientes	73.7	77.3	4.9%
Los Mochis	1.9	1.8	(3.1%)
Manzanillo	43.9	36.3	(17.4%)
Total	7,732.5	6,998.7	(9.5%)
*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):
Airport	1Q25	1Q26	Change
Guadalajara	4,528.2	4,527.8	(0.0%)
Tijuana*	3,072.3	2,866.1	(6.7%)
Los Cabos	2,051.8	2,001.0	(2.5%)
Puerto Vallarta	2,126.1	1,923.7	(9.5%)
Montego Bay	1,338.9	917.4	(31.5%)
Guanajuato	778.6	768.7	(1.3%)
Hermosillo	529.6	502.5	(5.1%)
Kingston	428.1	415.5	(2.9%)
Morelia	360.3	408.3	13.3%
La Paz	289.3	326.4	12.8%
Mexicali	294.9	259.6	(12.0%)
Aguascalientes	225.5	216.2	(4.1%)
Los Mochis	166.9	165.1	(1.1%)
Manzanillo	78.7	69.0	(12.3%)
Total	16,269.3	15,367.2	(5.5%)
	1,767.0	1,332.9	-24.6%
	14,502.3	14,034.3	-3.2%
*CBX users are classified as international passengers.

CBX Users (in thousands):
Airport	1Q25	1Q26	Change
Tijuana	998.2	886.3	(11.2%)

Consolidated Results for the First Quarter of 2026 (in thousands of pesos):

	1Q25	1Q26	Change
Revenues
Aeronautical services	5,999,133	6,234,471	3.9%
Non-aeronautical services	2,393,875	2,539,478	6.1%
Improvements to concession assets (IFRIC-12)	2,662,175	2,595,679	(2.5%)
Total revenues	11,055,183	11,369,627	2.8%
	8,393,008	8,773,948	4.5%
Operating costs
Costs of services:	1,457,089	1,551,571	6.5%
Employee costs	613,362	684,224	11.6%
Maintenance	256,903	260,763	1.5%
Safety, security & insurance	215,207	233,405	8.5%
Utilities	125,231	125,013	(0.2%)
Business operated directly by us	87,336	89,528	2.5%
Other operating expenses	159,050	158,638	(0.3%)

Technical assistance fees	283,900	299,542	5.5%
Concession taxes	1,048,916	947,078	(9.7%)
Depreciation and amortization	932,575	932,957	0.0%
Cost of improvements to concession assets (IFRIC-12)	2,662,175	2,595,679	(2.5%)
Other (income)	(25,683)	(13,071)	(49.1%)
Total operating costs	6,358,972	6,313,756	(0.7%)
Income from operations	4,696,211	5,055,871	7.7%
Financial Result	(929,490)	(723,258)	(22.2%)
Income before income taxes	3,766,721	4,332,613	15.0%
Income taxes	(908,605)	(1,020,605)	12.3%
Net income	2,858,115	3,312,008	15.9%
Currency translation effect	(75,058)	35,121	(146.8%)
Cash flow hedges, net of income tax	(776)	-	(100.0%)
Remeasurements of employee benefit – net income tax	32,099	18,642	(41.9%)
Comprehensive income	2,814,380	3,365,771	19.6%
Non-controlling interest	(114,926)	(138,515)	20.5%
Comprehensive income attributable to controlling interest	2,699,454	3,227,255	19.6%

	1Q25	1Q26	Change
EBITDA	5,628,786	5,988,828	6.4%
Comprehensive income	2,814,380	3,365,771	19.6%
Comprehensive income per share (pesos)	5.5700	6.6612	19.6%
Comprehensive income per ADS (US dollars)	3.0888	3.6940	19.6%

Operating income margin	42.5%	44.5%	4.7%
Operating income margin (excluding IFRIC-12)	56.0%	57.6%	3.0%
EBITDA margin	50.9%	52.7%	3.5%
EBITDA margin (excluding IFRIC-12)	67.1%	68.3%	1.8%
Costs of services and improvements / total revenues	37.5%	36.5%	(2.8%)
Cost of services / total revenues (excluding IFRIC-12)	17.7%	17.7%	(0.0%)

- Net income and comprehensive income per share for 1Q26 and 1Q25 were calculated based on 505,277,464 shares outstanding as of March 31, 2026, and March 31, 2025, respectively. Figures in U.S. dollar were converted from pesos using an exchange rate of Ps. 18.0327 per U.S. dollar, as published by the U.S. Federal Reserve Board (noon buying rate) on March 31, 2026.

- For consolidating the Jamaican airports, an average exchange rate of Ps. 17.5578 per U.S. dollar was used, corresponding to the three-month period ended March 31, 2026.

Revenues (1Q26 vs. 1Q25)

·   Aeronautical services revenues increased by Ps. 235.3 million, or 3.9%.
·   Non-aeronautical services revenues increased by Ps. 145.6 million, or 6.1%.
·   Revenues from improvements to concession assets decreased by Ps. 66.5 million, or 2.5%.
·   Total revenues increased by Ps. 314.4 million, or 2.8%.

The change in aeronautical services revenues was primarily due to the following factors:

  Revenues at the Mexican airports increased by Ps. 472.9 million, or 9.3%, compared to 1Q25. This increase was mainly driven the phased implementation in 2025 of the new airport maximum tariffs approved for the 2025–2029 regulatory period.
  Revenues at the Jamaican airports decreased by Ps. 237.6 million, or 26.2%, compared to 1Q25, mainly due to a 24.6% decrease in passenger traffic during the quarter, resulting from the impact of the Hurricane Melissa, as previously described. Additionally, the 14.0% appreciation of the Mexican peso against the U.S. dollar negatively affected revenue translation. In U.S. dollar terms, revenues decreased by US$6.3 million, or 16.4%.

The change in non-aeronautical services revenues was primarily driven by the following factors:

  Revenues at Mexican airports increased by Ps. 222.6 million, or 10.7%, compared to 1Q25. Revenues from businesses operated directly by us increased by Ps. 199.8 million, or 19.9%. Revenues from businesses operated by third parties increased Ps. 22.2 million, or 2.2%. The fastest-growing business lines were food and beverage and car rental, which together increased by Ps. 33.9 million, or 7.0%. This increase was partially offset by a decrease in duty-free revenues, which declined Ps. 10.5 million, or 8.7%, due to the 14.0% appreciation of the Mexican peso.
  Revenues at the Jamaican airports decreased by Ps. 76.9 million, or 24.7%, compared to 1Q25, primarily due to the decline in passenger traffic and the peso appreciation in the 1Q26. In U.S. dollar terms, revenues decreased by US$1.8 million, or 14.2%.
	1Q25	1Q26	Change
Businesses operated by third parties:
Food and beverage	342,580	351,294	2.5%
Car rental	205,297	212,573	3.5%
Duty-free	216,685	182,533	(15.8%)
Retail	191,173	183,349	(4.1%)
Leasing of space	116,904	104,286	(10.8%)
Timeshares	70,905	62,607	(11.7%)
Ground transportation	56,573	53,188	(6.0%)
Other commercial revenues	72,025	74,678	3.7%
Communications and financial services	31,390	30,083	(4.2%)
Total	1,303,532	1,254,591	(3.8%)

Businesses operated directly by us:
Cargo operation and bonded warehouse	434,269	547,551	26.1%
Car parking	178,470	191,904	7.5%
Convenience stores	169,500	190,661	12.5%
VIP Lounges	168,016	162,301	(3.4%)
Advertising	34,840	39,695	13.9%
Hotel operation	37,441	47,319	26.4%
Access control services	-	39,332	100.0%
Total	1,022,536	1,218,763	19.2%
Recovery of costs	67,808	66,125	(2.5%)
Total Non-aeronautical Revenues	2,393,875	2,539,479	6.1%

Figures expressed in thousands of Mexican pesos.

‐        Revenues from improvements to concession assets1

Revenues from improvements to concession assets (IFRIC-12) decreased by Ps. 66.5 million, or 2.5%, compared to 1Q25. The change was composed of:

  Improvements to concession assets at the Company’s Mexican airports, decreased by Ps. 171.8 million, or 6.6%, in line with the investments committed under the Master Development Program for the 2025–2029 period.
  Improvements to concession assets at the Company’s Jamaican airports, which increased by Ps. 105.3 million, or 154.9%.

1 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12). However, this recognition does not have a cash impact or impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed. This is in accordance with the Company’s Master Development Programs in Mexico and Capital Development Programs in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs decreased by Ps. 45.2 million, or 0.7%, compared to 1Q25, mainly due to a decrease of Ps. 101.8 million, or 9.7%, in concession fees, and the cost of improvements to concession assets (IFRIC-12) of Ps. 66.5 million, or 2.5%. This effect was partially offset by an increase in the cost of services of Ps. 94.5 million, or 6.5%, and higher technical assistance fees of Ps. 15.6 million, or 5.5%. Excluding the cost of improvements to concession assets (IFRIC-12), operating costs increased by Ps. 21.3 million, or 0.6%, compared to 1Q25.

This increase in total operating costs was primarily due to the following factors:

   Mexican airports:

  Operating costs increased by Ps. 50.3 million, or 0.9%, compared to 1Q25, mainly due to higher technical assistance and concession fees, which together increased by Ps. 96.5 million, or 11.4%; a Ps. 116.8 million, or 9.6%, increase in the cost of services; a Ps. 14.1 million, or 1.8%, increase in depreciation and amortization. This effect was partially offset by a Ps. 171.8 million, or 6.6%, decrease in the cost of improvements to the concession assets (IFRIC-12). Excluding the cost of improvements to concession assets (IFRIC-12), operating costs increased by Ps. 240.1 million, or 8.5%.

The change in the cost of services at our Mexican airports during 1Q26 was mainly due to:

  Employee costs increased by Ps. 74.6 million, or 13.6%, mainly due to an increase in personnel, salary adjustments, and amendments to the Federal Labor Law.
  Safety, security, and insurance increased by Ps. 28.8 million, or 19.3%, mainly due to an increase in security personnel headcount and significant increases in the minimum wage.
  Maintenance increased by Ps. 17.6 million, or 8.7%, compared to 1Q25, mainly due to the opening of new operational areas, and airfield maintenance.

Jamaican Airports:

  Operating expenses decreased by Ps. 95.5 million, or 10.2%, compared to 1Q25, mainly due to a reduction in concession fees of Ps. 155.0 million, or 33.7%; cost of services of Ps. 32.0 million, or 12.7%; and depreciation and amortization of Ps. 13.7 million, or 8.9%, driven by the decline in passenger traffic and the 14.0% appreciation of the Mexican peso against the U.S. dollar. This effect was partially offset by an increase in the cost of improvements to concession assets (IFRIC-12) of Ps. 105.3 million, or 154.9%.

Operating income margin increased from 42.5% in 1Q25 to 44.5% in 1Q26. Excluding the effects of IFRIC-12, the operating income margin increased from 56.0% in 1Q25 to 57.6% in 1Q26. Income from operations increased by Ps. 359.7 million, or 7.7%, compared to 1Q25.

EBITDA margin went from 50.9% in 1Q25 to 52.7% in 1Q26. Excluding the effects of IFRIC-12, EBITDA margin went from 67.1% in 1Q25 to 68.3% in 1Q26. The nominal value of EBITDA increased by Ps. 360.0 million, or 6.4%, compared to 1Q25.

Financial results decreased expenses by Ps. 206.2 million, or 22.2%, going from a net expense of Ps. 929.5 million in 1Q25 to a net expense of Ps. 723.3 million in 1Q26. This change was mainly the result of:

  Foreign exchange rate fluctuations, which changed from a loss of Ps. 123.9 million in 1Q25 to a gain of Ps. 173.4 million in 1Q26, resulting in a foreign exchange gain of Ps. 297.3 million due to the appreciation of the Mexican peso. Additionally, the foreign currency translation effect recorded a gain compared to the foreign exchange loss in 1Q25, resulting in a net gain of Ps. 110.2 million.
  Interest expense decreased by Ps. 66.0 million, or 5.7%, compared to 1Q25, mainly due to a decrease in reference rates.
  Interest income decreased by Ps. 157.1 million, or 47.2%, compared to 1Q25, mainly due to a decrease in the cash and cash equivalents average balance and decrease in the reference rates.

In 1Q26, net and comprehensive income increased by Ps. 551.4 million, or 19.6%, compared to 1Q25, mainly driven by income before taxes, which increased by Ps. 565.9 million or 15.0%.

Net income increased by Ps. 453.9 million, or 15.9%, compared to 1Q25. Income tax for the period increased by Ps. 112.0 million, or 12.3%, comprised of an increase in current income tax of Ps. 95.2 million and a decrease in the deferred tax benefit of Ps. 16.8 million.

Statement of Financial Position

As of March 31, 2026, total assets increased by Ps. 16,288.8 million compared to the same period in 2025, mainly due to: (i) an increase in cash and cash equivalents of Ps. 6,957.0 million, (ii) an increase in improvements to concession assets of Ps. 4,962.1 million; (iii) an increase in construction in progress of Ps. 2,723.9 million; (iv) an increase in advanced payments to suppliers of Ps. 2,167.8 million; and (v) an increase in deferred income taxes of Ps. 649.9 million. This effect was partially offset by a decrease in (i) airport concessions of Ps. 873.4 million and (ii) other acquired rights of Ps. 275.3 million, among others.

As of March 31, 2026, total liabilities increased by Ps. 15,523.2 million compared to the same period in 2025. This increase was mainly attributable to: (i) an increase in bond certificates of Ps. 15,598.0 million; (ii) security deposits received of Ps. 135.4 million. This effect was partially offset by decreases in (i) deferred income taxes of Ps. 523.3 million and (ii) rights over concession assets of Ps. 272.2 million, among others.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS. This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	1Q25	1Q26	Change
Guadalajara
Aeronautical services	1,589,087	1,771,988	11.5%
Non-aeronautical services	360,536	388,724	7.8%
Improvements to concession assets (IFRIC 12)	1,174,426	1,118,313	(4.8%)
Total Revenues	3,124,049	3,279,025	5.0%
Operating income	1,182,231	1,367,589	15.7%
EBITDA	1,394,102	1,580,739	13.4%

Tijuana
Aeronautical services	732,814	824,931	12.6%
Non-aeronautical services	124,721	133,693	7.2%
Improvements to concession assets (IFRIC 12)	386,094	453,866	17.6%
Total Revenues	1,243,629	1,412,489	13.6%
Operating income	406,403	485,379	19.4%
EBITDA	532,938	613,262	15.1%

Los Cabos
Aeronautical services	946,632	1,036,592	9.5%
Non-aeronautical services	362,666	345,845	(4.6%)
Improvements to concession assets (IFRIC 12)	205,863	212,863	3.4%
Total Revenues	1,515,161	1,595,299	5.3%
Operating income	838,814	884,871	5.5%
EBITDA	935,852	990,037	5.8%

Puerto Vallarta
Aeronautical services	988,172	997,927	1.0%
Non-aeronautical services	187,583	189,339	0.9%
Improvements to concession assets (IFRIC 12)	503,536	410,908	(18.4%)
Total Revenues	1,679,291	1,598,175	(4.8%)
Operating income	781,159	794,840	1.8%
EBITDA	846,378	857,034	1.3%

Montego Bay
Aeronautical services	585,365	347,867	(40.6%)
Non-aeronautical services	244,588	178,341	(27.1%)
Improvements to concession assets (IFRIC 12)	48,986	48,363	(1.3%)
Total Revenues	878,940	574,571	(34.6%)
Operating income	342,516	212,907	(37.8%)
EBITDA	432,334	295,583	(31.6%)

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	1Q25	1Q26	Change
Guanajuato
Aeronautical services	268,399	294,232	9.6%
Non-aeronautical services	50,637	45,809	(9.5%)
Improvements to concession assets (IFRIC 12)	130,222	73,383	(43.6%)
Total Revenues	449,258	413,424	(8.0%)
Operating income	199,152	210,205	5.6%
EBITDA	225,070	241,286	7.2%

Hermosillo
Aeronautical services	143,349	153,152	6.8%
Non-aeronautical services	26,571	26,981	1.5%
Improvements to concession assets (IFRIC 12)	17,224	5,657	(67.2%)
Total Revenues	187,144	185,790	(0.7%)
Operating income	78,353	84,981	8.5%
EBITDA	104,683	110,580	5.6%

Others (1)
Aeronautical services	745,314	807,780	8.4%
Non-aeronautical services	118,544	111,955	(5.6%)
Improvements to concession assets (IFRIC 12)	195,823	272,325	39.1%
Total Revenues	1,059,681	1,192,060	12.5%
Operating income	232,157	283,669	22.2%
EBITDA	337,204	384,906	14.1%

Total
Aeronautical services	5,999,132	6,234,470	3.9%
Non-aeronautical services	1,475,845	1,420,686	(3.7%)
Improvements to concession assets (IFRIC 12)	2,662,175	2,595,679	(2.5%)
Total Revenues	10,137,151	10,250,835	1.1%
Operating income	4,060,782	4,324,441	6.5%
EBITDA	4,808,562	5,073,426	5.5%

(1)    Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia, and Kingston airports.

Exhibit B: Consolidated statement of financial position as of March 31 (in thousands of pesos):

	2025	2026	Change	%
Assets
Current assets
Cash and cash equivalents	16,227,819	23,185,136	6,957,317	42.9%
Trade accounts receivable - Net	3,328,186	3,410,039	81,853	2.5%
Other current assets	1,196,602	1,227,344	30,742	2.6%
Total current assets	20,752,607	27,822,519	7,069,912	34.1%

Advanced payments to suppliers	926,353	3,094,180	2,167,827	234.0%
Machinery, equipment and improvements to leased buildings - Net	4,657,478	4,442,717	(214,761)	(4.6%)
Improvements to concession assets - Net	25,186,205	30,148,259	4,962,054	19.7%
Construction in-progress	11,760,860	14,484,845	2,723,985	23.2%
Airport concessions - Net	9,515,482	8,642,096	(873,386)	(9.2%)
Rights to use airport facilities - Net	979,700	929,550	(50,150)	(5.1%)
Other acquired rights	2,005,950	1,730,620	(275,330)	(13.7%)
Deferred income taxes - Net	8,361,180	9,011,049	649,869	7.8%
Other non-current assets	86,633	215,438	128,805	148.7%
Total assets	84,232,447	100,521,273	16,288,826	19.3%

Liabilities
Current liabilities	12,333,203	18,607,185	6,273,982	50.9%
Long-term liabilities	44,463,118	53,712,376	9,249,258	20.8%
Total liabilities	56,796,322	72,319,562	15,523,240	27.3%

Stockholders' Equity
Common stock	1,194,390	1,194,390	-	0.0%
Legal reserve	920,187	238,878	(681,309)	(74.0%)
Retained earnings	19,705,850	21,873,663	2,167,813	11.0%
Reserve for share repurchase	2,500,000	2,500,000	-	0.0%
Foreign currency translation reserve	689,812	(145,739)	(835,551)	(121.1%)
Remeasurements of employee benefit – Net	40,382	36,524	(3,858)	(9.6%)
Cash flow hedges- Net	(5,361)	-	5,361	(100.0%)
Total controlling interest	25,045,260	25,697,716	652,456	2.6%
Non-controlling interest	2,390,866	2,503,995	113,129	4.7%
Total stockholder's equity	27,436,126	28,201,711	765,585	2.8%

Total liabilities and stockholders' equity	84,232,447	100,521,273	16,288,826	19.3%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”), as well as the 48.5% held by the shareholders of GWTC.

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

	1Q25	1Q26	Change
Cash flows from operating activities:
Consolidated net income	2,858,116	3,312,008	15.9%

Postemployment benefit costs	14,161	20,508	44.8%
Allowance expected credit loss	25,392	21,402	(15.7%)
Depreciation and amortization	932,575	932,957	0.0%
Loss (gain) on sale of machinery, equipment and improvements to leased assets	1,989	(1,669)	(183.9%)
Interest expense	1,247,253	1,020,739	(18.2%)
Provisions	(30,688)	34,307	(211.8%)
Income tax expense	908,605	1,020,605	12.3%
Unrealized exchange loss	110,879	(122,546)	(210.5%)
	6,068,282	6,238,311	2.8%
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	(656,044)	69,230	(110.6%)
Recoverable tax on assets and other assets	81,639	63,015	(22.8%)
Increase (decrease)
Concession taxes payable	33,274	224,240	573.9%
Accounts payable	71,452	2,110,894	2854.3%
Cash generated by operating activities	5,598,603	8,705,690	55.5%
Income taxes paid	(1,122,042)	(1,133,849)	1.1%
Net cash flows provided by operating activities	4,476,561	7,571,841	69.1%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(1,706,642)	(1,757,612)	3.0%
Cash flows from sales of machinery and equipment	118	1,559	1221.2%
Other investment activities	13,822	(113,150)	(918.6%)
Net cash used by investment activities	(1,692,702)	(1,869,203)	10.4%

Bond certificates issued	6,000,000	10,718,000	78.6%
Bond certificates paid	(4,500,000)	(1,120,000)	(75.1%)
Bank loans paid	-	(4,498,971)	100.0%
Bank loans	-	3,378,971	100.0%
Interest paid on bank loans	(1,365,386)	(1,361,703)	(0.3%)
Interest paid on lease	(690)	(2,778)	302.6%
Payments of obligations for leasing	(16,332)	(10,557)	(35.4%)
Net cash flows used in financing activities	117,592	7,102,962	5940.3%

Effects of exchange rate changes on cash held	(139,660)	(73,662)	(47.3%)
Net increase (decrease) in cash and cash equivalents	2,761,791	12,731,938	361.0%
Cash and cash equivalents at beginning of the period	13,466,026	10,453,198	(22.4%)
Cash and cash equivalents at the end of the period	16,227,819	23,185,136	42.9%

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

Consolidated Results for the First Quarter of 2025 (thousands)
	1Q25	1Q26	Change
Revenues
Aeronautical services	5,999,133	6,234,471	3.9%
Non-aeronautical services	2,393,875	2,539,478	6.1%
Improvements to concession assets (IFRIC-12)	2,662,175	2,595,679	(2.5%)
Total revenues	11,055,183	11,369,627	2.8%

Operating costs
Costs of services:	1,457,089	1,551,571	6.5%
Employee costs	613,362	684,224	11.6%
Maintenance	256,903	260,763	1.5%
Safety, security & insurance	215,207	233,405	8.5%
Utilities	125,231	125,013	(0.2%)
Business operated directly by us	87,336	89,528	2.5%
Other operating expenses	159,050	158,638	(0.3%)

Technical assistance fees	283,900	299,542	5.5%
Concession taxes	1,048,916	947,078	(9.7%)
Depreciation and amortization	932,575	932,957	0.0%
Cost of improvements to concession assets (IFRIC-12)	2,662,175	2,595,679	(2.5%)
Other (income)	(25,683)	(13,071)	(49.1%)
Total operating costs	6,358,972	6,313,756	(0.7%)
Income from operations	4,696,211	5,055,871	7.7%
Financial Result	(929,490)	(723,258)	(22.2%)
Income before income taxes	3,766,721	4,332,613	15.0%
Income taxes	(908,605)	(1,020,605)	12.3%
Net income	2,858,115	3,312,008	15.9%
Currency translation effect	(75,058)	35,121	(146.8%)
Cash flow hedges, net of income tax	(776)	-	(100.0%)
Remeasurements of employee benefit – net income tax	32,099	18,642	(41.9%)
Comprehensive income	2,814,380	3,365,771	19.6%
Non-controlling interest	(114,926)	(138,515)	20.5%
Comprehensive income attributable to controlling interest	2,699,454	3,227,255	19.6%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”), as well as the 48.5% held by the shareholders of GWTC.

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reserve	Reserve for Share Repurchase	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2025	1,194,390	920,187	2,500,000	16,957,723	773,499	22,345,799	2,275,940	24,621,739
Comprehensive income:
Net income	-	-	-	2,748,127	-	2,748,127	109,996	2,858,123
Foreign currency translation reserve	-	-	-	-	(79,988)	(79,988)	4,930	(75,058)
Remeasurements of employee benefit – Net	-	-	-	-	32,099	32,099	-	32,099
Reserve for cash flow hedges – Net of income tax	-	-	-	-	(776)	(776)	-	(776)
Balance as of March 31, 2025	1,194,390	920,187	2,500,000	19,705,850	724,834	25,045,258	2,390,866	27,436,125

Balance as of January 1, 2026	1,194,390	238,878	2,500,000	18,695,331	(158,148)	22,470,451	2,365,480	24,835,931
Comprehensive income:
Net income	-	-	-	3,178,332	-	3,178,332	133,685	3,312,017
Foreign currency translation reserve	-	-	-	-	30,291	30,291	4,830	35,121
Remeasurements of employee benefit – Net	-	-	-	-	18,642	18,642	-	18,642
Balance as of March 31, 2026	1,194,390	238,878	2,500,000	21,873,663	(109,215)	25,697,716	2,503,995	28,201,711

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”), as well as the 48.5% held by the shareholders of GWTC.

Exhibit F: Other operating data:

Other data (thousands)
	1Q25	1Q26	Change
Total passengers	16,269.6	15,367.2	(5.5%)
Total cargo volume (in WLUs)	650.7	703.8	8.2%
Total WLUs	16,920.2	16,071.0	(5.0%)

Aeronautical & non aeronautical services per passenger (pesos)	515.9	571.0	10.7%
Aeronautical services per WLU (pesos)	354.6	387.9	9.4%
Non aeronautical services per passenger (pesos)	147.1	165.3	12.3%
Cost of services per WLU (pesos)	87.8	96.5	10.0%

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Alejandra Soto Investor Relations and Social Responsibility Officer
asoto@aeropuertosgap.com.mx

Gisela Murillo, Investor Relations
gmurillo@aeropuertosgap.com.mx
+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: April 20, 2026	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer